Exhibit 99.1

ZTO Reports Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results

Shanghai, February 28, 2017 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20161.

Fourth Quarter 2016 Financial Highlights

•              Revenues were RMB3,190.5 million (US$459.5 million), an increase of 45.8% from the same period of 2015.

•              Gross profit was RMB1,161.1 million (US$167.2 million), an increase of 39.4% from RMB833.2 million in the same period of 2015.

•              Net income was RMB739.8 million (US$106.6 million), an increase of 5.2% from RMB703.1 million in the same period of 2015.

•              Adjusted EBITDA 2 was RMB1,098.4 million (US$158.2 million), an increase of 57.8% from RMB695.9 million in the same period of 2015.

•              Adjusted net income 3 was RMB740.1 million (US$106.6 million), an increase of 52.7% from RMB484.5 million in the same period of 2015.

•              Basic and diluted earnings per American depositary share (“ADS 4”) were RMB1.04 (US$0.15), compared to RMB1.09 in the same period of 2015.

•              Net cash provided by operating activities was RMB1,108.0 million (US$159.6 million), compared with RMB1,053.4 million in the same period of 2015.

Fiscal Year 2016 Financial Highlights

•              Revenues were RMB9,788.8 million (US$1,409.9 million), an increase of 60.8% year-over-year.

•              Gross profit was RMB3,442.9 million (US$495.9 million), an increase of 64.9% from RMB2,087.7 million in 2015.

•              Net income was RMB2,051.6 million (US$295.5 million), an increase of 54.1% from RMB1,331.6 million in 2015.

•              Adjusted EBITDA was RMB3,234.5 million (US$465.9 million), an increase of 77.8% from RMB1,818.7 million in 2015.

•              Adjusted net income was RMB2,164.5 million (US$311.8 million), an increase of 76.8% from RMB1,224.3 million in 2015.

•              Basic and diluted earnings per American depositary share (“ADS”) were RMB2.91 (US$0.42), compared to RMB2.15 in 2015.

•              Net cash provided by operating activities was RMB2,536.5 million (US$365.3 million), compared with RMB1,867.5 million in 2015.

Fourth Quarter and Fiscal Year 2016 Operational Highlights

•              Parcel volume in the fourth quarter of 2016 was 1,484 million, an increase of 44.2% from 1,029 million in the same period last year.

•              Number of pickup/delivery outlets was around 26,000 as of December 31, 2016.

•              Number of network partners was over 9,100, which included over 3,600 direct network partners and over 5,500 indirect network partners as of December 31, 2016.

•              Number of line-haul vehicles was over 4,200 as of December 31, 2016, which included around 2,930 self-owned vehicles and around 1,270 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•              Number of self-owned trucks increased to over 2,930 as of December 31, 2016, from 2,400 as of September 30, 2016, of which over 1,145 were high capacity 15-17 meter long models as of December 31, 2016, compared to over 820 as of September 30, 2016.

•              Number of line-haul routes between sorting hubs was over 1,980 as of December 31, 2016.

•              Number of sorting hubs was 75 as of December 31, 2016, among which 69 are operated by the Company and 6 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude (i) shared-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

(4)   One ADS represents one Class A ordinary share.

“I am proud to announce another strong quarter of operational and financial results to close out 2016,” commented Mr. Meisong Lai, Founder and Chief Executive Officer of ZTO. “We further strengthened our industry-leading position by delivering 1,484 million parcels and generating RMB739.8 million in net income during the fourth quarter while building upon the high-quality service that distinguishes us from our peers in the industry. We also increased our economies of scale and improved sorting and operating efficiency by installing more automated sorting equipment in our sorting hubs and expanding our fleet of self-owned trucks. Our strategic focus in 2017 will be on increasing our parcel volume at a faster rate than our competitors in order to gain market share. We will continue to expand our ecosystem to benefit from the enormous growth opportunities in China’s express delivery industry. This includes continuing to expand our network infrastructure to support growth in our business; adopting new technology to enhance operating efficiency and improve our cost structure; further penetrating into new markets, particularly rural areas across China that have traditionally been underserved; and strengthening our partnerships to expand overseas delivery capabilities. We are also working to grow our end customer base across different industries such as manufacturing and agriculture. In addition, we are working diligently with our network partners to increase their operational efficiency to maximize growth and profitability. This further increases our network partner’s loyalty to ZTO, creates stability across our network and enhances the quality of services we provide. With our solid strategy in place, I am confident in the future of our business and our ability to create more value for our shareholders.”

“We saw a spike in third-party transportation expenses during the quarter due to the higher price of fuel and the extra trucking capacity needed to meet demand during China’s peak e-commerce promotional season,” commented Mr. James Guo, Chief Financial Officer of ZTO. “As our economies of scale continue to grow and our investments in fleet expansion, sorting automation and other cost reduction initiatives begin to bear fruit, our operational efficiency and ability to generate sustainable profit are improving. Adjusted net income in the fourth quarter of 2016 grew at a faster pace than our revenue did, increasing by 52.7% from the same period last year to RMB740.1 million. This demonstrates our increasing efficiency and ability to leverage our operating scale to further strengthen our cost leadership position in the industry. We added over 500 self-owned trucks, among which over 320 are high-capacity trucks, during the quarter to further lower line-haul transportation costs. At the same time we installed seven additional sets of automated sorting equipment during the quarter, which further improves sorting efficiency and lowers labor cost.”

Fourth Quarter 2016 Financial Results

	Three Months Ended December 31,					Year Ended December 31,
	2015		2016			2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,104,282	96.2	3,031,483	436,624	95.0	5,913,289	97.2	9,369,693	1,349,517	95.7
Sale of accessories	83,691	3.8	159,036	22,906	5.0	173,166	2.8	419,075	60,359	4.3
Total revenues	2,187,973	100.0	3,190,519	459,530	100.0	6,086,455	100.0	9,788,768	1,409,876	100.0

Revenues were RMB3,190.5 million (US$459.5 million), an increase of 45.8% from RMB2,188.0 million in the same period of 2015. The increase was mainly driven by an increase in parcel volume as a result of overall market growth. The Company’s parcel volume increased to 1,484 million during the fourth quarter of 2016, an increase of 44.2% from 1,029 million in the same period of 2015.

	Three Months Ended December 31,					Year Ended December 31,
	2015		2016			2015		2016
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	787,848	36.0	1,232,576	177,528	38.6	2,317,636	38.1	3,716,979	535,356	38.0
Sorting hub cost	399,675	18.3	572,762	82,495	18.0	1,179,894	19.4	1,931,243	278,157	19.7
Cost of accessories sold	64,397	2.9	96,992	13,970	3.0	133,222	2.2	283,377	40,815	2.9
Other costs	102,815	4.7	127,063	18,300	4.0	367,985	6.0	414,300	59,672	4.2
Total cost of revenues	1,354,735	61.9	2,029,393	292,293	63.6	3,998,737	65.7	6,345,899	914,000	64.8

Total cost of revenues were RMB2,029.4 million (US$292.3 million), an increase of 49.8% from RMB1,354.7 million in the same period last year. The increase primarily resulted from increases in line-haul transportation costs, sorting hub operating costs, and cost of accessories which were partially offset by a decrease in waybill material cost due to the increased use of digital waybills by the Company’s end customers, which have lower costs than paper waybills.

•              Line haul transportation cost was RMB1,232.6 million (US$177.5 million), an increase of 56.4% from RMB787.8 million in the same period last year. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB197.2 million (US$28.4 million) associated with the Company’s self-owned fleet of trucks which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB264.2 million (US$38.1 million) associated with outsourced transportation costs. As a percentage of revenues, line haul transportation cost accounted for 38.6%, an increase from 36.0% in the same period last year, mainly due to (i) an increase in the fuel cost beginning in November 2016; (ii) a RMB44.7 million increase in depreciation costs, and (iii) higher outsourced transportation costs resulting from a shortage of transportation capacity during the 2016 Singles’ Day sales period.

•              Sorting hub operating cost was RMB572.8 million (US$82.5 million), an increase of 43.3% from RMB399.7 million in the same period last year. The increase was mainly due to (i) increased labor costs of RMB134.0 million (US$19.3 million) as a result of wage and headcount increases, (ii) an RMB17.8 million increase in depreciation costs, and (iii) an increase of RMB16.2 million in rental and related utilities costs. As a percentage of revenues, sorting hub operating cost accounted for 18.0%, a decrease from 18.3% in the same period last year, mainly due to economies of scale and improved sorting efficiency as a result of the increased use of automation in the Company’s sorting facilities.

•              Cost of accessories was RMB97.0 million (US$14.0 million), an increase from RMB64.4 million in the same period last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 3.0%, an increase from 2.9% in the same period of 2015 mainly due to growth in sale of thermal paper as a result of the increased adoption of digital waybills.

•              Other costs were RMB127.1 million (US$18.3 million), an increase of 23.6% from RMB102.8 million in the same period last year, primarily due to an increase in dispatching costs paid to network partners associated with serving key accounts as well as related parcel volume growth. As a percentage of revenues, other costs accounted for 4.0%, a decrease from 4.7% in the same period of 2015 primarily due to a decline in the material costs of paper waybills and the resulting increased use of digital waybills to replace paper waybills.

Gross Profit was RMB1,161.1 million (US$167.2 million), an increase of 39.4% from RMB833.2 million in the same period last year. Gross margin decreased to 36.4% from 38.1% in the same period last year, mainly attributable to the increase in line-haul transportation cost.

Total Operating Expenses were RMB185.1 million (US$26.7 million), a decrease of 1.3% from RMB187.7 million in the same period last year.

•              Selling, general and administrative expenses were RMB196.9 million (US$28.4 million), an increase of 5.6% from RMB186.4 million in the same period last year. The increase was primarily due to RMB17.6 million in advertising and road show expenses incurred during the Company’s initial public offering (“IPO”) in October 2016. As a percentage of revenues, selling, general and administrative expenses decreased from the same period in 2015 primarily due to decreased share-based compensation expenses incurred during the fourth quarter of 2016 and improved operating leverage.

•              Other operating income, net was RMB11.7 million (US$1.7 million), compared with the other operating expenses of RMB1.3 million in the same period last year. The increase was mainly due to an increase of the government subsidy.

Income from operations was RMB976.0 million (US$140.6 million), an increase of 51.2% from RMB645.6 million in the same period last year. Operating margin increased to 30.6% from 29.5% in the same period last year, mainly due to the increase in scale of the Company’s operations and control of administrative expenses.

Interest income was RMB14.3 million (US$2.1 million), compared with RMB9.6 million in the same period in 2015, primarily due to increased interest income from bank deposits as the result of the increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense was RMB0.8 million (US$0.1 million), compared with RMB3.7 million in the same period in 2015, as a result of decreased borrowing during two months of the fourth quarter of 2016.

Foreign currency exchange gain, before tax was RMB5.0 million (US$0.7 million), which was mainly due to the appreciation of the U.S. dollar against the Chinese renminbi

Net income was RMB739.8 million (US$106.6 million), compared with RMB703.1 million in the same period last year. The Company recorded a gain of RMB224.1 million during the fourth quarter of 2015 as the result of the acquisition of the express delivery businesses from 16 network partners on October 31, 2015.

Basic and diluted earnings per ADS were RMB1.04 (US$0.15), compared with basic and diluted earnings per ADS of RMB1.09 in the same period last year.

Adjusted net income was RMB740.1 million (US$106.6 million), compared with adjusted net income of RMB484.5 million during the same quarter last year.

EBITDA was RMB1,098.2 million (US$158.2 million), compared with RMB914.5 million in the same period last year.

Adjusted EBITDA was RMB1,098.4 million (US$158.2 million), compared to RMB695.9 million in the same period last year.

Net cash provided by operating activities was RMB1,108.0 million (US$159.6 million), compared with 1,053.4 million in the same period last year.

Fiscal Year 2016 Financial Results

Revenues were RMB9,788.8 million (US$1,409.9 million), an increase of 60.8% from RMB6,086.5 million last year. The increase was mainly driven by an increase in parcel volume as a result of overall market growth, which increased to 4,498 million during the fiscal year 2016 from 2,946 million in the fiscal year 2015. Revenue growth was also attributable to the acquisition of express delivery businesses from 16 network partners on October 31, 2015 and a network partner on January 1, 2016. These acquisitions jointly contributed around RMB1,889.1 million (US$272.1 million) in revenue during 2016.

Total cost of revenues were RMB6,345.9 million (US$914.0 million), an increase of 58.7% from RMB3,998.7 million in the same period last year. The increase was primarily due to increases in line-haul transportation costs, sorting hub operating costs, and cost of accessories which were partially offset by a decrease in waybill material cost associated with the increased use of digital waybills by the Company’s end customers, which have lower costs than paper waybills.

•             Line haul transportation cost was RMB3,717.0 million (US$535.4 million), an increase of 60.4% from RMB2,317.6 million last year. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB732.3 million (US$105.5 million) associated with the Company’s self-owned fleet of trucks which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB549.1 million (US$79.1 million) associated with outsourced transportation costs. Depreciation expenses related to the Company’s expanding self-owned fleet increased by RMB110.2 million. The Company’s self-owned fleet as a percentage of total truck costs increased to 40.2% during fiscal year 2016, compared to 29.9% in fiscal year 2015. The increase in percentage of self-owned trucks partially offset increases in fuel price and outsourced transportation costs during the Singles’ Day sales period. As a percentage of revenues, line haul transportation cost accounted for 38.0%, a slight decrease from 38.1% in the same period last year, mainly due to the increased use of self-owned cost efficient and high capacity trucks, which offset the impact from increased fuel prices and depreciation costs, as well as higher outsourced transportation costs during peak season.

•             Sorting hub operating cost was RMB1,931.2 million (US$278.2 million), an increase of 63.7% from RMB1,179.9 million last year. The increase was mainly due to (i) increased labor costs of RMB671.7 million (US$96.7 million) as a result of wage and headcount increases to support parcel volume growth, (ii) an increase of RMB36.3 million in depreciation and amortization expenses, and (iii) an increase of RMB37.5 million in rental cost and related utilities cost. As of December 31, 2016, 12 sets of automated sorting equipment have been installed and put into operation in 10 sorting hubs. As a percentage of revenues, sorting hub operating cost accounted for 19.7%, an increase from 19.4% in the last year, mainly due to expansions in the Company’s self-owned and constructed sorting hubs and the associated increase in labor cost, depreciation of property and equipment, and amortization of land use rights.

•             Cost of accessories was RMB283.4 million (US$40.8 million), an increase from RMB133.2 million last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.9%, an increase from 2.2% in the same period last year, mainly due to the increased sale of thermal paper for digital waybill printing and portable bar code readers.

•             Other costs were RMB414.3 million (US$59.7 million), an increase of 12.6% from RMB368.0 million during fiscal year 2015, primarily due to an increase in costs associated with sales for key accounts as well as an increase in related parcel volume. As a percentage of revenues, other costs accounted for 4.2%, a decrease from 6.0% in the same period last year primarily due to the increased use of digital waybills to replace paper waybills.

Gross Profit was RMB3,442.9 million (US$495.9 million), an increase of 64.9% from RMB2,087.7 million last year. Gross profit margin increased to 35.2% from 34.3% in the same period of 2015, mainly attributable to increasing economies of scale and the Company’s continuous efforts to lower transportation and sorting hub costs.

Total Operating Expenses were RMB673.9 million (US$97.1 million), an increase of 20.7% from RMB558.5 million last year.

•             Selling, general and administrative expenses were RMB706.0 million (US$101.7 million), an increase of 19.3% from RMB591.7 million in the last year. The increase was primarily due to (i) an increase of RMB18.3 million in wages and welfare expenses, (ii) RMB35.4 million in IPO-related costs including professional service fees, advertising and road show costs, (iii) an increase of RMB7.6 million in rental expenses, and (iv) an increase of RMB32.2 million in sundry office, utilities and communication charges. The increase was also partly due to the acquisition of the express delivery businesses from 16 network partners on October 31, 2015. As a percentage of revenues, selling, general and administrative expenses decreased when compared to last year primarily due to improved operating leverage as a result of strong parcel volume growth.

•             Other operating income, net was RMB32.1 million (US$4.6 million), compared with the other operating expenses of RMB33.2 million last year.

Income from operations was RMB2,769.0 million (US$398.8 million), an increase of 81.1% from RMB1,529.2 million in the last year. Operating margin increased to 28.3% from 25.1% in the last year, mainly due to the expansion of the Company’s self-owned fleet of high-capacity trucks and automated sorting hub equipment which reduces line-haul transportation and sorting hub operating costs as a percentage of revenues.

Interest income was RMB44.8 million (US$6.5 million), compared with RMB15.1 million in 2015, primarily due to increased interest income from bank deposits as the result of increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense was RMB13.0 million (US$1.9 million), compared with RMB16.4 million in 2015, primarily due to the reduced averaged interest rate on short-term borrowings.

Foreign currency exchange gain, before tax was RMB10.0 million (US$1.4 million), which was mainly due to the appreciation of the U.S. dollar against the Chinese renminbi.

Net income was RMB2,051.6 million (US$295.5 million), compared with net income of RMB1,331.6 million in 2015. The Company recorded a gain of RMB224.1 million during the fourth quarter of 2015 as the result of the acquisition of the express delivery businesses from 16 network partners on October 31, 2015 as well as RMB9.6 million gain from the acquisition of a business partner in Suzhou on January 1, 2016. The businesses the Company acquired on October 31, 2015 and January 1, 2016 jointly contributed RMB122.6 million (US$17.7 million) in net income during fiscal year 2016.

Basic and diluted earnings per ADS were RMB2.91 (US$0.42), compared with basic and diluted earnings per ADS of RMB2.15 last year.

Adjusted net income was RMB2,164.6 million (US$311.8 million), compared with adjusted net income of RMB1,224.3 million during last year.

EBITDA was RMB3,121.6 million (US$449.6 million), compared with RMB1,926.1 million last year.

Adjusted EBITDA was RMB3,234.5 million (US$465.9 million), compared to RMB1,818.7 million last year.

Net cash provided by operating activities was RMB2,536.6 million (US$365.3 million), compared with 1,867.5 million last year.

As of December 31, 2016, the Company had cash and cash equivalents and restricted cash of RMB11.9 billion (US$1,717.3 million), compared with RMB2,718.8 million as of December 31, 2015. The increase was primarily due to the proceeds from the IPO.

Business Outlook

Based on current market conditions and current operations, revenues for the first quarter of 2017 is expected to be in the range of RMB2.5 billion (US$360.0 million) to RMB2.6 billion (US$374.4 million), representing a 27.6% to 32.8% increase from the same period of 2016. This represents management’s current and preliminary view, which is subject to change.

Management Share Purchase

On November 28, 2016, ZTO announced a US$20 million share repurchase program by its founder, chairman and CEO, Mr. Meisong Lai, and certain other directors of the Company. The Company understands that as of December 31, 2016, Mr. Lai had purchased a total of US$21.0 million of ZTO’s ADSs on the open market.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9430 to US$1.00, the noon buying rate on December 31, 2016 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, February 27, 2017 (9:00 AM Beijing Time on February 28, 2017).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	6573858

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 6, 2017:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10101384

Additionally, a live and archived webcast of the conference call will be available at http://ir.zto.com/.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://ir.zto.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter of 2016, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	2,187,973	3,190,519	459,530	6,086,455	9,788,768	1,409,876
Cost of revenues	(1,354,735)	(2,029,393)	(292,293)	(3,998,737)	(6,345,899)	(914,000)
Gross profit	833,238	1,161,126	167,237	2,087,718	3,442,869	495,876
Operating income (expenses):
Selling, general and administrative	(186,384)	(196,870)	(28,355)	(591,738)	(705,995)	(101,684)
Other operating income, net	(1,289)	11,728	1,689	33,249	32,104	4,624
Total operating expenses	(187,673)	(185,142)	(26,666)	(558,489)	(673,891)	(97,060)
Income from operations	645,565	975,984	140,571	1,529,229	2,768,978	398,816
Other income (expenses):
Interest income	9,622	14,263	2,054	15,091	44,791	6,451
Interest expense	(3,663)	(834)	(120)	(16,392)	(12,986)	(1,870)
Gain on deemed disposal of equity method investments	224,148	—	—	224,148	9,551	1,376
Foreign currency exchange gain, before tax	—	4,955	714	—	9,977	1,437
Income before income tax, and share of loss in equity method investments	875,672	994,368	143,219	1,752,076	2,820,311	406,210
Income tax expense	(166,214)	(251,547)	(36,230)	(419,999)	(731,987)	(105,428)
Share of loss in equity method investments	(6,407)	(3,010)	(434)	(459)	(36,721)	(5,289)
Net income	703,051	739,811	106,555	1,331,618	2,051,603	295,493
Net loss (income) attributable to noncontrolling interests	(646)	389	56	137	2,252	324
Net income attributable to ZTO Express (Cayman) Inc.	702,405	740,200	106,611	1,331,755	2,053,855	295,817
Change in redemption value of convertible redeemable preferred shares	(19,183)	(13,577)	(1,955)	(28,775)	(133,568)	(19,238)
Net income attributable to ordinary shareholders	683,222	726,623	104,656	1,302,980	1,920,287	276,579
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.09	1.04	0.15	2.15	2.91	0.42
Diluted	1.09	1.04	0.15	2.15	2.91	0.42
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	608,913,526	691,687,671	691,687,671	599,373,273	634,581,307	634,581,307
Diluted	608,913,526	691,734,407	691,734,407	599,373,273	634,581,307	634,581,307
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(13,749)	278,868	40,165	(13,749)	308,398	44,419
Comprehensive income	689,302	1,018,679	146,720	1,317,869	2,360,001	339,911
Comprehensive loss (income) attributable to noncontrolling interests	(646)	389	56	137	2,252	324
Comprehensive income attributable to ZTO Express (Cayman) Inc.	688,656	1,019,068	146,776	1,318,006	2,362,253	340,235

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2015	December 31, 2016
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	2,452,359	11,287,789	1,625,780
Restricted cash	266,403	635,366	91,512
Accounts receivable, net of allowance for doubtful accounts of RMB536 and RMB5,124 at December 31, 2015 and 2016, respectively	58,494	197,803	28,490
Inventories	15,720	33,959	4,891
Advances to suppliers	347,680	646,666	93,139
Prepayments and other current assets	211,724	379,055	54,595
Amounts due from related parties	85,740	5,400	778
Total current assets	3,438,120	13,186,038	1,899,185
Investments in equity investees	377,431	537,175	77,369
Property and equipment, net	1,752,586	4,065,562	585,563
Land use rights, net	821,131	1,302,869	187,652
Goodwill	4,091,219	4,157,111	598,749
Deferred tax assets	81,006	109,030	15,704
Other non-current assets	20,730	45,953	6,619
TOTAL ASSETS	10,582,223	23,403,738	3,370,841
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Short-term bank borrowing	300,000	450,000	64,813
Accounts payable	294,199	636,422	91,664
Advances from customers	298,865	229,724	33,087
Income tax payable	301,932	418,310	60,249
Amounts due to related parties	103,267	131,425	18,929
Acquisition consideration payable	87,766	—	—
Other current liabilities	1,264,914	1,656,590	238,601
Total current liabilities	2,650,943	3,522,471	507,343
Deferred tax liabilities	85,059	130,520	18,799
TOTAL LIABILITIES	2,736,002	3,652,991	526,142

	As of
	December 31, 2015	December 31, 2016
	RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 and nil shares authorized, issued and outstanding as of December 31, 2015 and 2016, respectively)	1,976,855	—	—

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 600,000,000 shares issued and outstanding as of December 31, 2015; and 731,406,440 shares issued and 720,564,604 outstanding as of December 31, 2016)	390	471	68

Additional paid-in capital	4,281,321	15,940,206	2,295,867
Retained earnings	1,589,420	3,509,707	505,503
Accumulated other comprehensive (loss) income	(13,749)	294,649	42,438
ZTO Express (Cayman) Inc. shareholders’ equity	5,857,382	19,745,033	2,843,876
Noncontrolling interests	11,984	5,714	823
Total Equity	5,869,366	19,750,747	2,844,699
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	10,582,223	23,403,738	3,370,841

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,053,380	1,107,921	159,576	1,867,538	2,536,544	365,338
Net cash used in investing activities	(775,012)	(1,088,111)	(156,721)	(1,449,746)	(3,085,040)	(444,338)
Net cash provided by financing activities	895,191	9,010,583	1,297,793	1,869,331	9,081,829	1,308,056
Effect of exchange rate changes on cash and cash equivalents	1,877	279,680	40,282	1,877	302,097	43,511
Net increase in cash and cash equivalents	1,175,436	9,310,073	1,340,930	2,289,000	8,835,430	1,272,567
Cash and cash equivalents at beginning of period	1,276,923	1,977,716	284,850	163,359	2,452,359	353,213
Cash and cash equivalents at end of period	2,452,359	11,287,789	1,625,780	2,452,359	11,287,789	1,625,780

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	703,051	739,811	106,555	1,331,618	2,051,603	295,493
Add:
Share-based compensation expense	5,596	251	36	116,800	122,502	17,644
Less:
Gain on deemed disposal of equity method investment	(224,148)	—	—	(224,148)	(9,551)	(1,376)
Adjusted net income	484,499	740,062	106,591	1,224,270	2,164,554	311,761

Net income	703,051	739,811	106,555	1,331,618	2,051,603	295,493
Add:
Depreciation	37,413	99,032	14,264	145,276	301,668	43,449
Amortization	4,156	6,963	1,003	12,780	23,310	3,357
Interest expenses	3,663	834	120	16,392	12,986	1,870
Income tax expenses	166,214	251,547	36,230	419,999	731,987	105,428
EBITDA	914,497	1,098,187	158,172	1,926,065	3,121,554	449,597

Add:
Share-based compensation expense	5,596	251	36	116,800	122,502	17,644
Less:
Gain on deemed disposal of equity method investments	(224,148)	—	—	(224,148)	(9,551)	(1,376)
Adjusted EBITDA	695,945	1,098,438	158,208	1,818,717	3,234,505	465,865

For investor and media inquiries, please contact:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com